FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of July, 2008
Commission File Number: 001-09531
Telefónica, S.A.
(Translation of registrant’s name into English)
Distrito C, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 85 48
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.
TABLE OF CONTENTS

		Sequential
		Page
Item		Number

1.	Telefónica — Presentation on Quarterly results for the period January — June 2008	25

Quarterly Results January-June 2008 TELEFONICA, S.A. July 31 st, 2008

Disclaimer This document contains statements that constitute forward looking statements about the Company including financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations. These statements appear in a number of places in this document and include statements regarding the intent, belief or current expectations of the customer base, estimates regarding future growth in the different business lines and the global business, market share, financial results and other aspects of the activity and situation relating to the Company. The forward-looking statements in this document can be identified, in some instances, by the use of words such as "expects", "anticipates", "intends", "believes", and similar language or the negative thereof or by forward-looking nature of discussions of strategy, plans or intentions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and other important factors that could cause actual developments or results to differ materially from those expressed in our forward looking statements. These risks and uncertainties include those discussed or identified in the documents filed by Telefonica with the relevant Securities Markets Regulators, and in particular, with the Spanish Market Regulator. Except as required by applicable law, Telefonica undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Telefonica's business or acquisition strategy or to reflect the occurrence of unanticipated events. Neither this presentation nor any of the information contained herein constitutes an offer of purchase, sale or exchange, nor a request for an offer of purchase, sale or exchange of securities, or any advice or recommendation with respect to such securities. Finally, this document may contain summarized information or information that has not been audited. In this sense, this information is subject to, and must be read in conjunction with, all other publicly available information, including if it is necessary, any fuller disclosure document published by Telefonica.

GROUP HIGHLIGHTS

H1 08 Results Highlights

- **Strong earnings, leveraging execution, unmatched diversification and integrated business model:**
  - Healthy organic[1] growth rates, ramping from revenue to OI
  - Solid results in Europe, outperforming competitors in key markets
  - Robust growth in Latin America
- **Enhanced margins and high cash-flow generation prove our skills to contain costs, capitalizing on integration and scale economies:**
  - Organic[1] OIBDA growth acceleration vs. Q1 08 (+3.8 p.p.) to 12.0% in H1 08
  - Organic[1] margin expansion to 38.2% in H1 08 (+1.8 p.p y-o-y) led by mobile in Latin America and robust profitability in Spain
  - Strong H1 08 OpCF in the European region (€ 5.3 bn) and growing contribution from Latam (€ 2.3 bn)
- **Sound balance sheet,** financial flexibility
- **Fully on track to fulfill 2008 guidance**
- **Prioritizing shareholders remuneration: 68%** execution of 2008 share buyback program as of July 17th, 2008

(1) Assuming constant exchange rates and including the consolidation of TVA in January-June 2007 and Telemig in April-June 2007. Excluding the consolidation of Airwave in January-March 2007 and Endemol in January-June 2007. In revenues, the impact in Telefónica España of the new model for the public use telephone service (-67.9 million euros) is included. In OIBDA and OI, the impact of sales of assets (Airwave and Sogecable) in both periods is excluded.

TELEFONICA S.A.
Investor Relations
3

GROUP FINANCIALS

Robust set of financials in H108, ahead of the pack…

€ in millions	Jan-Jun 2008	Change H1 08/H1 07	Change ex-forex[1] H1 08/H1 07	Change organic[2] H1 08/H1 07
Revenues	28,149	+1.2%	+3.9%	+6.7%
Operating Income before D&A (OIBDA)	11,123	-1.3%	+0.5%	+12.0%
OIBDA Margin	39.5%	-1.0 p.p.	-1.3 p.p.	+1.8 p.p.
Operating Income (OI)	6,602	+0.7%	+2.5%	+24.0%
Net income	3,593	-6.2%		
OpCF (OIBDA-CapEx)	7,673	-4.8%	-3.2%	+12.9%

Negative impacts from changes in consolidation, FX and capital gain booked in Q2 07

(1) Constant exchange rate as of H1 07.

(2) Assuming constant exchange rates and including the consolidation of TVA in January-June 2007 and Telemig in April-June 2007. Excluding the consolidation of Airwave in January-March 2007 and Endemol in January-June 2007. In revenues, the impact in Telefónica España of the new model for the public use telephone service (-67.9 million euros) is included. In OIBDA and OI, the impact of sales of assets (Airwave and Sogecable) in both periods is excluded.

TELEFONICA S.A.
Investor Relations

Telefonica

4

-4 (c.s.) -1,388 (-3.4%) -1,520 (+20.9%) -97 (-14.3%) 6,602 3,593 H1 08 OI Associates Financial results Taxes Minorities H1 08 Net Income 11,123 -4,521 (-4.1%) D&A H1 08 OIBDA € 351 m (T. Europe^s PPA) € 87 m (T. O2 CR^s PPA) ....with a strong underlying bottom line growth... € in millions (% change y-o-y) GROUP FINANCIALS H1 08 EPS reached € 0.767 (+32.1% y-o-y underlying2) -1.3% +0.7% -6.2% +29.0% excluding impacts from assets disposals1 Airwave and Sogecable. Excluding the impacts from assets disposals (Airwave and Sogecable).

Jun-08/Jun-07 High diversification across markets & businesses +21.4% +3.9% +9.8% T. Espana T. Europe T. Latam +57.4% +19.0% +25.1% Mobile BB Pay TV +15.2% Total 47.0 43.8 147.9 245.1 millions 182.7 11.5 2.0 43.4 -0.1% Fixed H1 08 Revenue T. Europe: 25% (€7,006 m) Others & eliminations 1% T. Espana: 37% (€10,331 m) T. Latam: 37% (€10,531 m) T. Espana: 47% (€5,173 m) T. Europe: 18% (€2,033 m) ....as we leverage our distinctive portfolio... Bundles: 38% of total accesses (+7 p.p. vs. Jun-07) T. Latam: 34% (€3,831 m) Others & eliminations 1% H1 08 OIBDA Accesses

... translating into a superior organic growth driven by Latin America ...

Contribution to organic revenue and OIBDA growth by region

H1 08 Revenue[1]



+0.5 p.p.
+1.6 p.p.
+4.3 p.p.
+6.7%
T. España
T. Europe
T. Latam
TEF Group

H1 08 OIBDA[2]



+4.6 p.p.
+2.2 p.p.
+5.5 p.p.
+12.0%
T. España
T. Europe
T. Latam
TEF Group

Organic growth by regions

H1 08 Revenue[1]



+6.7%
+2.1%
+6.2%
+12.2%
TEF Group
T. España
T. Europe
T. Latam

H1 08 OIBDA[2]



+12.0%
+9.5%
+12.4%
+15.8%
TEF Group
T. España
T. Europe
T. Latam

(1) Assuming constant exchange rates as of H1 07 and including the consolidation of TVA in January-June 2007, Telemig in April-June 2007 and the impact in T. España revenues for new public voice telephony services business model (€ -67.9 m). It excludes the consolidation of Airwave in January-March 2007 and Endemol in January-June 2007.

(2) Assuming constant exchange rates as of H1 07 and including the consolidation of TVA in January-June 2007 and Telemig in April-June 2007. It excludes the consolidation of Airwave in January-March 2007 and Endemol in January-June 2007 and the impact coming from assets disposals (Airwave and Sogecable) in both periods.

TELEFONICA S.A.
Investor Relations

7

... with benchmark profitability and high OpCF generation

Organic[1] OIBDA Margin



+1.8 p.p.
38.2%
36.4%
H1 07
H1 08

- **Solid H1 08 OIBDA margins across regions:**
  - T.España: 50.1%
  - T. Latam: 36.4%
  - T. Europe: 29.0%

H1 08 OpCF (OIBDA-CapEx)



(€ in millions)
Organic[1] y-o-y growth rate
+15.1%
5,299
T. Europe
1,177
T. España
4,122
+7.7%
2,332
-42
+12.9%
7,673
Europe
T. Latam
Others & Eliminations
Total

Preserving CF generation

(1) Assuming constant exchange rates and including the consolidation of TVA in January-June 2007 and Telemig in April-June 2007. Excluding the consolidation of Airwave in January-March 2007 and Endemol in January-June 2007. In revenues, the impact in Telefónica España of the new model for the public use telephone service (-67.9 million euros) is included. In OIBDA and OI, the impact of sales of assets (Airwave and Sogecable) in both periods is excluded.

TELEFONICA S.A.
Investor Relations
Telefonica
8

GROUP FINANCIALS

We are fully on track to meet 2008 Group guidance...

Revenue Growth[1]


+7.1%
GUIDANCE
6%/8%
% Change H1 08/H1 07

OIBDA Growth[1]


+8.7%
GUIDANCE
7.5%/11%
% Change H1 08/H1 07

OI Growth[1]


+17.2%
GUIDANCE
13%/19%
% Change H1 08/H1 07

CapEx[1]


€ 3,513 m
GUIDANCE
~ € 8,600 m
H1 08

(1) Guidance criteria: 2007 adjusted figures exclude Airwave and Endemol, include 3 months of consolidation of TVA. 2007 T. España revenues are adjusted for new public voice telephony services business model. Group revenues are also adjusted accordingly. 2008 figures includes TVA, Deltax and Telemig (from April 2008). Telefónica's CapEx excludes Real Estate Efficiency Program. Guidance growths assume 2007 constant FX. In terms of guidance calculation OIBDA and OI exclude other exceptional revenues/expenses not foreseeable in 2007 and 2008.

TELEFONICA S.A.
Investor Relations
Telefonica
9

GROUP FINANCIALS

... with all our regions delivering 2008 commitments


T. España
T. Latinoamérica
T. Europe
Revenue Growth¹
+2.1%
GUIDANCE 2%/3.5%
+13.2%
GUIDANCE 11%/14%
+6.2%
GUIDANCE 4%/7%
OIBDA Growth¹
+6.2%
GUIDANCE 6%/8%
+15.4%
GUIDANCE 12%/16%
+4.0%
GUIDANCE 2%/6%
% Change H1 08/H1 07
% Change H1 08/H1 07
% Change H1 08/H1 07

(1) Guidance criteria: 2007 adjusted figures exclude Airwave and Endemol, include 3 months of consolidation of TVA. 2007 T. España revenues are adjusted for new public voice telephony services business model. Group revenues are also adjusted accordingly. 2008 figures Includes TVA, Deltax and Telemig (from April 2008). Telefónica's CapEx excludes Real Estate Efficiency Program. Guidance growths assume 2007 constant FX. In terms of guidance calculation OIBDA and OI exclude other exceptional revenues/expenses not foreseeable in 2007 and 2008.

TELEFONICA S.A.
Investor Relations
10

TELEFÓNICA ESPAÑA

Telefónica España: Solid results ...


Revenue growth
+2.6%
+1.5%
+2.0%
+2.5%
+2.7%
+0.2%
T. ESPAÑA*
Wireline*
Wireless
Q1 08 y-o-y growth
Q2 08 y-o-y growth
*Including PUT effect
Wireline Revenue growth
+0.9%
-0.3%
-2.1%
-1.1%
+9.8%
+10.2%
+2.7%
+3.3%
+6.0%
-2.7%
Trad. Access
Trad. Voice*
Internet & BB
Data
IT
Q1 08 y-o-y growth
Q2 08 y-o-y growth
*Including PUT effect
Wireless Revenue growth
+2.0%
+0.5%
+3.4%
+2.7%
-6.3%
-9.5%
+11.9%
-16.6%
+7.2%
-2.3%
Service Rev.
Customer Rev.
Intercon.
Roaming-in
Handset
Q1 08 y-o-y growth
Q2 08 y-o-y growth

- **Improved revenue growth in wireline (+2.2%[1] vs. H1 07):**
  - Sustained growth rate in Internet & BB revenues ≈10% (Q1 08 and Q2 08)
- **+1.2% H1 08 y-o-y growth in mobile service revenue:**
  - Customer revenue up 3.0% driven by robust wireless data growth (+15.8%)
  - Lower interconnection and roaming-in revenues due to tariff reductions
- **Churn contention in mobile, BB and PayTV**
- **Capitalizing our leading position in high value segments**
- **Benefiting from integrated approach:**
  - Capturing traffic from changes in usage patterns
  - Integrated approach to Corporates
  - Integrated distribution channel to upsell products and retain customers

(1) Including PUT effect.

TELEFONICA S.A.
Investor Relations

Telefónica

11

TELEFÓNICA ESPAÑA

...leveraging our integrated management model

OIBDA growth (H1 08 y-o-y change)


+9.5%
+2.4%
+15.9%
+3.3%
+1.6%
+1.2%
T. ESPAÑA
Wireline
Wireless

Excluding Real Estate program, Bad Debt Recovery, EU Fine and Personnel provisions

OIBDA margin (H1 08)


50.1%
49.2%
49.0%
47.6%
44.6%
44.4%
T. ESPAÑA
Wireline
Wireless

Excluding Real Estate program, Bad Debt Recovery, EU Fine and Personnel provisions and including PUT effect

T.España OpCF (OIBDA–CapEx; € in millions)


3,693
+11.6%
4,122
H1 07
H1 08

- **OIBDA growth ahead of revenue growth both in wireline and wireless in Q2 08**
- **Solid margins across businesses and healthy expansion in OIBDA:**
  - Leveraging cost efficiency measures to expand margins by 3.7 p.p. vs. H1 07
  - Sequential improvement in wireless margins: 43.7% in Q1 08 and 45.4% in Q2 08
- **Capturing synergies from fixed & mobile integration**
- **Preserving OIBDA & OpCF**

TELEFONICA S.A.
Investor Relations
12

Wireline Business: Sustained commercial activity fostering 2P & 3P adoption TELEFONICA ESPANA Limited line losses in a growing market: +1.9%E y-o-y fixed line market growth High quality BB offering to sustain leadership: +18.3% y-o-y in retail BB accesses to over 5 m Enhanced market share to >57% as of Jun-08 Over 83% of retail BB accesses with 2P & 3P Solid BB ARPU performance: -3.4% vs. H1 07 Further growth in Pay TV: 576,558 PayTV customers (+27.9% y-o-y) Upselling initiatives result in increasing customer value: Total wireline ARPU: +3.5% y-o-y to 69.2€ in H1 08 Fixed Telephony Lines (^000) Telefonica Retail BB net adds (^000) Pay TV net adds (^000) 15,919 Dec-07 y-o-y change TELEFONI CA 382.3 H2 07 -28.2% 390.9 H1 08 -15.6% Jun-08 H1 -249 15, 670 y-o-y change -1.6% FULL ULL NET ADDS 272 H1 08 60.2 H2 07 65.5 H1 08

Wireless Business: Further customer growth while fostering usage TELEFONICA ESPANA Sound leadership despite new entrants, leveraging market leading churn rate: 23.2 m mobile customers in a 113% penetration market 311K contract net adds in Q2; 217k in total Stable blended churn rate at 1.8% & contract churn at 1.1% (H1 08 and Q2 08) ARPU impacted by MTR cuts, lower voice usage and promotions: MoU stabilization in Q2 08 (-0.2% vs Q2 07) due to consumption fostering initiatives (-3.0% y-o-y in H1 08) 30.6€ ARPU in H1 08 (-5.1% y-o-y) Incoming voice ARPU (-13.5% y-o-y in H1 08) impacted by 16.0% MTR cuts over last 12 months Strong data ARPU performance Mobile Data continues to gain traction: ~670K new 3G devices in Q2 08 to 4.9m (2.3x vs. H1 08) Strong push in content SMS ("Superconcursos") during H1 08 Customer growth (Jun-08 y-o-y change) Outgoing ARPU Data revenue (H1 08 y-o-y change) TOTAL +5.1% Contract Prepay +10.4% -2.4% 61.4% of total customer base Total P2P Commun. Content Connectivity +15.8% +5.5% +11.8% +61.2% Q1 08 Q2 08 -4.6% Voice Data TOTAL -7.4% +11.0% +10.2% -2.1% -4.8%

Telefonica Latinoamerica: Very robust results in a fast growth region TELEFONICA LATAM Includes Telemig in June 2007. Assuming constant exchange rates and including the consolidation of TVA in January-June2007 and Telemig in April-June 2007. Includes Central America, Colombia, Peru, Ecuador, Chile, Uruguay and Others. Includes Central America, Peru, Ecuador, Brazil, Colombia, Uruguay and Others. Excludes close to 4m customer incorporation of Telemig in April 2007. Includes Telemig in April-June 2007. € terms +9.4% +12.2% Strong customer expansion across markets and businesses: 147.9 m accesses, 21.4% up y-o-y (+18.0% org1) Robust organic5 mobile net adds in Q2 08 (+16.7%6 vs. Q2 07) Increased bundle penetration, capturing the BB & Pay TV opportunity Solid y-o-y organic revenue growth driven by: Strong mobile outgoing service revenues Higher contribution of Internet & Pay TV revenue Significant OIBDA growth acceleration driven by mobile and better performance of wireline: +4.0 p.p. ramp in organic2 y-o-y growth vs. Q1 08 Margin up +1.2 p.p. to 36.4% in H1 08 despite strong commercial activity Growing OpCF: €2.3 bn in H1 08 Jun-08 Accesses (in millions) Revenue growth (H1 08 y-o-y change) OIBDA growth (H1 08 y-o-y change) 5.5 Mobile BB PayTV +27.1% +26.1% +69.3% 113.5 1.4 +1.9% 25.8 Fixed 2.5p.p 2.3p.p 2.5p.p 2.3p.p Ven. Mex. Brazil Arg. +13.0% +15.8% 4.2p.p 4.0p.p 1.4p.p 1.2p.p € terms Ven. Mex. Arg. Chile Organic2 2.7p.p Others3 5.0 p.p Others4 Organic2 y-o-y change +22.3%1

Wireless business: Strong commercial push & increased usage TELEFONICA LATAM Double digit customer growth in most markets: Mobile penetration up 13 p.p. y-o-y to 75% in Jun-08 14.4 m gross adds in Q2 08 (+23.2%2 vs. Q207) leveraging successful "Mother Campaigns" + 41.2% in Brazil2 ; + 61.8% in Colombia Churn containment despite 26 m gross adds ytd 5.8 m net adds3 in Q2 08 72% of total customer base in GSM (+21 p.p. y-o-y) ARPU evolution impacted by strong customer expansion & lower MTRs: New commercial offerings fostering usage -2.8% Blended ARPU2 decline vs. H1 07, impacted by lower MTRs Positive outgoing performance Robust mobile data revenue growth2 (+41.5% vs. H1 07), weighting 14.3% of service revenues (+2.3 p.p.2 vs. H1 07) Jun-08 mobile customers (in millions) Customer Growth drivers (H1 08 y-o-y change) Outgoing MoU & ARPU (H1 08 y-o-y change) Gross adds2 +24.6% Churn2 Net adds2,3 +0.1 p.p +23.2% MoU2 +22.8% +2.7% ARPU Ex- forex2 9.8 14.1 14.1 40.4 Brazil Arg. Mex. Ven. +34% +15% +38% +12% 6.6 Chile 9.4 Col. +23% 9.3 Peru +48% +12% y-o-y change 9.7 Other1 +23% Includes Central America, Ecuador and Uruguay. Includes Telemig in April-June 2007. The Telemig customers incorporated to the Group in April (3,986,439 customers) are not considered as net adds. Organic y-o-y change +20%

TELEFÓNICA LATAM

Wireline business: Transformation to capture the BB opportunity

Jun-08 Retail BB accesses (´000)


2,297
966
680
627
294
+26.7%
+46.7%
+18.4%
+18.8%
x2.4
Brazil
Argentina
Chile
Peru¹
Colombia

Pay TV net adds (´000)


134
190
+41.3%
H1 07
H1 08

Bundles weight


48%
26%
29%
55%
42%
36%
Jun-07
Jun-08
Local & Control bundles+2P&3P/Fixed Accesses
Local bundles+2P&3P/Fixed Accesses
2P&3P/DSL Accesses

- **Sound BB accesses growth (+26.1% y-o-y) to 5.5 m**
  - Robust bundling offering uptake
  - Higher BB speeds (Brazil & Chile) and expanded coverage in Colombia
- **Top line y-o-y growth acceleration in Brazil and Argentina** driven by better traditional service performance and solid Internet & TV revenue growth

H1 08 (Local currency)	Internet & TV revenue/ total revenue	y-o-y change
Colombia	15.1%	+7.5 p.p.
Peru	29.8%	+6.2 p.p.
Chile	21.7%	+4.4 p.p.
Brazil	12.4%	+3.2 p.p.
Argentina	16.4%	+2.6 p.p.
T. LATAM WIRELINE	18.0%	+3.4 p.p.

- **Total fixed line accesses up 1.9% y-o-y**
- **Fixed line revenue per access expansion:** +3.5% y-o-y in H1 08 ex-forex

(1) Including cable modem.

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Investor Relations
Telefónica
17

Main operations review TELEFONICA LATAM H1 08 y-o-y growth (in local currency) Vivo T. Mexico +19.7% OIBDA1 +12.9% Outgoing Ss. revenue1 16.5% 25.8% Margin Churn1 Gross Adds1 +46.8% Customers2 +0.1 p.p. 87% in GSM 56% in GSM +38.0% OIBDA X3.2 Outgoing Ss. revenue +53.3% 22.4% Margin Churn Gross Adds +3.2% Customers -0.5 p.p. Over 19% ms OpCF € 38 m H1 08 y-o-y growth (in local currency) y-o-y growth Telesp +5.4% Q2 08 42.4% Q1 08 39.1% +4.0% +3.2 p.p. OIBDA Margin Q2 08 Q1 08 Revenues (in local currency) y-o-y growth +12.3% Q2 08 35.7% Q1 08 33.6% +10.4% +2.1 p.p. OIBDA Margin3 Q2 08 Q1 08 +1.9 p.p. Revenues (in local currency) TASA Including Telemig in April-June 2007. Including Telemig in June 2007. Margin over revenues include fixed to mobile interconnection. +1.4 p.p.

TELEFÓNICA LATAM

Sum-up: Strong growth profile in the region capitalizing our unique integrated approach

	H1 08 y-o-y growth (in local currency)	Total revenue	BB & TV revenue	Mobile service revenue	Mobile outgoing service revenue	Total OIBDA	Mobile OIBDA
Integrated	Brazil[1]	+8.8%	**+40.6%**	**+14.2%[2]**	+16.5%[2]	+2.0%	**+12.9%[2]**
Integrated	Argentina	+19.9%	**+32.6%**	**+26.3%**	+29.6%	+12.2%	**+31.5%**
Integrated	Chile	+15.2%	**+33.7%**	**+24.8%**	+26.5%	+12.6%	**+32.7%**
Integrated	Peru	+5.1%	**+16.5%**	**+23.8%**	+33.2%	(0.0%)	**+58.2%**
Integrated	Colombia	+1.5%	**+101.9%**	**-2.3%**	+16.8%	+8.1%	**+59.1%**
Integrated	C. America[3]	+6.1%		**+8.6%**	+19.4%	+11.4%	
Mobile	Venezuela	+21.5%		**+20.3%**	+27.8%	**+30.7%**	
Mobile	Mexico	+34.1%		**+40.5%**	+53.3%	**x3.2**	
Mobile	Ecuador	+21.8%		**+20.0%**	+23.8%	**+23.5%**	
Mobile	Uruguay	+40.5%		**+39.1%**	+41.2%	**+70.3%**	

(1) Includes 50% of Vivo.
(2) Includes Telemig since April 1st, 2007.
(3) Guatemala, El Salvador, Panama and Nicaragua.

TELEFONICA S.A.
Investor Relations

Telefónica

19

TELEFÓNICA EUROPE

Telefónica Europe: Sound results, strong commercial activity


Revenue growth (H1 08 y-o-y change)
Ex-forex & Airwave
Ex-forex
+6.2%
-0.9%
+11.8%
-2.6%
+2.7%
-3.6%
+12.9%
+1.1%
OIBDA growth (H1 08 y-o-y change)
Like for Like[1]
Impacted by Airwave capital gain
+4.0%
-34.4%
+11.8%
-1.0%
+31.6%
-4.1%
-8.6%
-10.1%
+15.2%
-1.3%
OIBDA margin (H1 08)
y-o-y change like for like[1]
29.0%
(0.6p.p.)
25.2%
Flat
19.5%
(1.4p.p.)
32.0%
(2.3p.p.)
47.0%
(1.0p.p.)
T. EUROPE
UK
GER
IRE
CR

- **Total customer base 43.8 m,** 9.8% growth y-o-y
- **Mobile net adds in Q2 +44.0% y-o-y**
  - Net adds: total +13.5% vs. H1 07; contract +51.0% vs. H1 07
- **Solid contract churn performance in key markets**
- **"Simplicity" tariff being rolled out to other countries**

- **Continued healthy customer growth in the UK**
- **On track with execution of our turnaround strategy in Germany**
- **Managing fixed line losses and growth in mobile in the Czech Republic:**
  - Slovak operations dilutes margin
- **Strong contract performance with new momentum in prepay in Ireland**

(1) Excluding foreign exchange impacts and the exit of Airwave in the first quarter of 2007. Capital gain from the sale of Airwave is also excluded, as well as gains related to the real estate sale in the Czech Republic, restructuring and similar charges and the result of the application of provisions made in respect of potential contingencies deriving from the past disposal of shareholdings, once these risks had dissipated or had not materialized.

TELEFONICA S.A.
Investor Relations
Telefonica
20

TELEFÓNICA EUROPE

O2 UK: Continued healthy customer growth


Mobile contract net adds ('000)
y-o-y change
138
+81%
344
+121%
Q2 08
H1 08


ARPU (y-o-y change in local currency)
Q2 08
H1 08
+2.0%
+3.7%
+12.1%
+10.8%
34% of total
ARPU
DATA ARPU


Mobile service revenue (y-o-y change in l.currency)
+10.0%
+11.4%
Q2 08
H1 08

- **Contract 38.3% of mobile base (+2.5 p.p. vs. Jun-07)**
  - Very strong net adds on contract
  - Contract churn down to 1.4% in Q2 vs. 1.8% in Q2 07: #1 in the market
- **Mature prepay market:**
  - Prepay to contract migrations (Simplicity)
  - Increasing popularity of SIM only tariffs
  - Deceleration in prepay top ups in the current operating environment
- **Retaining value:**
  - Continued healthy customer growth
  - Q2 MoU growing 10.4% y-o-y
  - Contract ARPU performance (-1.0% y-o-y in H1 08) due to customer optimization of bundles usage
  - Simplicity meeting customer needs
- **Broadband:**
  - Mobile dongle proposition launched
  - 124k net adds in H1 08 on DSL to reach 194k customers

TELEFONICA S.A.
Investor Relations
Telefonica
21

TELEFÓNICA EUROPE

O2 Germany: on track with execution of our turnaround strategy

H1 08 mobile net adds ('000)

y-o-y change


1,104
+107%
498
+75%
Contract
Total

Proportion of contract customers on new tariffs


24%
61%
New tariffs
Old tariffs
19%
16%
Non-movers
Jun-07
Jun-08

Revenue growth & OIBDA margin (y-o-y change)

OIBDA Margin


19.9%
+3.8%
19.0%
+1.5%
13.3%
- 1.9%
2007²
Q1 08
Q2 08

- **Wireless customer growth increased to 17.5% y-o-y reaching 13.6m, leveraging enlarged distribution & partners:**
  - 0.6 m customers added in Q2 (+52.0% y-o-y)
  - Partners[1] added 501k customers in H1 08
- **Building foundations for future growth:**
  - Further expansion of channels and mobile networks
- **Revenue growth acceleration from Q1 08:**
  - Driven by growth in mobile customer base and ULL base (x3 vs. Jun-07)
  - Service revenue impacted by migrations to new tariffs
  - ARPU dilution from new tariffs and promotions, MTR reductions and partners
- **Enhanced OIBDA Q2 08 vs Q1 08 (+9.6%):**
  - Declined 8.2% y-o-y in Q2 08 (like for like) due to investment in growth
  - Seeing benefits from restructuring in Q2 07
  - Broadband scale benefits, with positive OIBDA

(1) Partners: Hansenet, Tchibo, Fonic.
(2) Reported comparable y-o-y figures.

TELEFONICA S.A.
Investor Relations

Telefónica
22

23 GROUP FINANCIAL EXPENSES AND DEBT Improving leverage, financial cost and maturity profile Calculated based on H1 08 OIBDA figure annualized excluding results on the sale of fixed assets. Leverage target, including commitments, in the lower range (2.15x OIBDA) 5.96% effective interest rate (in line with 6% target) Prudent and opportunistic €1.25bn bond in May keeping avge. debt life around 6 years H1 08 Net Financial Debt Evolution FCF Post- Minorities € in millions 43,973 45,284 -493 +2,993 +372 -3,422 Net Fin. Debt Dec-07 Commitments cancellation Share buy-back and TSA dividends Net Financial Investments FX, accruals and others -761 Net Fin. Debt Jun-08 2.0x OIBDA1 2.3x OIBDA1 25bp effective interest rate reduction € 285 m debt savings due to currencies depreciating vs. Euro, despite CZK appreciation Debt management Jun-08 Net Financial Debt Maturity € in billions 3.8 5.6 -0.6 0.3 4.4 5.7 Dec.07 Jun-08 2008 2009 2010

Conclusions Strong results, ahead of the pack Fully exploiting our differentiated profile (execution, diversification and integrated management) to post robust organic growth: Strong results in Latin America, the major growth engine Sound delivery in Europe, outperforming competitors in key markets Outstanding growth acceleration in organic1 OIBDA and OI Growing cash-flow generation, reinforcing our proven track record in cost and CapEx management Robust financial position, with leverage ratio in line with Company target On track to fulfill 2008 guidance Prioritising shareholders returns: Accelerated execution of 2008 share buyback program (68% as of July, 17th 2008) CONCLUSIONS Assuming constant exchange rates as of H1 07 and including the consolidation of TVA in January-June 2007 and Telemig in April-June 2007. It excludes the consolidation of Airwave in January-March 2007 and Endemol in January-June 2007 and the impact coming from assets disposal (Airwave and Sogecable) in both periods.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date: July 31st, 2008	By:	/s/ Santiago Fernández Valbuena
		Name:	Santiago Fernández Valbuena
		Title:	Chief Financial Officer